Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2006

Philip L. Carter
President and Chief Executive Officer
Rotech Healthcare, Inc.
2600 Technology Drive
Suite 300
Orlando, FL 32804

>   **Re: Rotech Healthcare, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **File No. 000-50940**

Dear Mr. Stewart:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition and Accounts Receivable, page 43

1. We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

a. You disclose that provisions for contractual adjustments under managed care health plans are based primarily on payment terms. Discuss whether your billing system generates contractual adjustments based on payment schedules for each patient's insurance plan or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

b. For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

c. Quantify and discuss the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

d. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.

e. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please quantify the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, discuss why this classification is appropriate, and quantify the historical percentage of amounts that get reclassified into self-pay.

f. Discuss your policy for collecting co-payments.

Liquidity and Capital Resources, page 49

2. Please provide us the following information in a disclosure-type format:

a. The steps you take in collecting accounts receivable.

b. Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

c. The threshold (amount and age) for account balance write-offs.

Form 10-Q for March 31, 2006

Notes to Condensed Consolidated Financial Statements

(1) Basis of Presentation, page 6

3. Please confirm for us and provide a statement in disclosure-type format that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented as required by Rule 10-01(b)(8) of Regulation S-X.

(2) Accounting Policies and Recent Accounting Pronouncements, page 6

4. Please provide us in disclosure-type format the disclosures required by paragraphs 64 – 65 and A240 – A242 of SFAS 123R in the period of adoption or explain to us why these disclosures are not necessary. Please refer to SAB Topic 14:H.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three months ended March 31, 2006 as compared to the three months ended March 31, 2005, page 30

5. Please tell us why you have:

   • included herein a discussion of changes in EBITDA, a non-GAAP measure that you indicate is a measure of leverage capacity and debt serviceability and should not be considered a measure of performance, and

   • excluded herein a discussion of changes in your net loss under GAAP for the periods presented.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company

Philip L. Carter
Rotech Healthcare, Inc.
July 25, 2006
Page 4

and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant